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03037840

Kamps AG

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED DEC - 1 2003 WASH. D.C. 158 SECTION

November 25th , 2003

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being fumished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

SUPPL

This information is being fumished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the fumishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

Dunja Dittmar
Kamps AG

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Enclosure

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Postfach 290342
40530 Düsseldorf
Telefon (0211) 53 06 34-0
Telefax (0211) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG

Press release

Kamps AG begins extensive transformation project and invests in Germany

Düsseldorf,/Germany, November 25, 2003. Kamps AG, the bread and bakery goods company belonging to the Barilla Group has increased net sales in the third quarter of 2003, despite the difficult market environment affected by the summer heat wave and continued consumer migration to discount products.

Net loss reduced

Sales rose by 1.5% to EUR 1,294.9mn (2002: EUR 1,275.6mn) during the first nine months of 2003. At the same time EBITDA was increased slightly to EUR 114.6mn (2002: 112.0mn) while the net result improved to EUR -28.7mn (2002: EUR -65.5mn).

Debt substantially reduced after accelerated sale of 49% shareholding in Harry's

The sale of Kamps' 49% shareholding in Harry's to the Barilla Group, which was originally planned for year-end 2003, was brought forward to September 30, 2003. According to Kamps CFO Matthias Zachert, the proceeds will be used for the determined ongoing debt reduction which will lead to substantially lower net debt in the current year. This will secure the necessary financial flexibility for the strategic repositioning of the Group.

Transformation project started

„We have now initiated our fitness program for the Group. With the ongoing implementation we want to maintain and further strengthen our position as the leading European bread and bakery goods company. Over the next three years we will invest about EUR 300mn in our brands, products and production facilities in order to restore profitability and realise sustainable earnings improvement for the Group," said Dr. Michael Kern, CEO of Kamps.

In the branded bakery goods business, Kamps will reposition and strengthen Golden Toast and Lieken Urkorn, which are already Germany's two best-known bread brands. The relaunch of Lieken Urkorn will be the first measure in 2004, which will involve changes in the product range and an increase in advertising.

Kamps aims to gain cost leadership in all business areas by further modernising the production facilities. Particularly in the important business with branded label products for the retail sector, cost efficiency remains a key success factor. Additionally, Kamps plans to expand the rapidly growing bake-off business, which offers customers freshly baked goods in supermarkets.

In the bakery shop segment of Kamps AG, the shop portfolio will be optimised and geared towards larger shops in prime locations. "In the coming years we will open new shops in prime locations, modernise selected profitable existing shops in such locations, and steadily close shops in less attractive locations to improve overall profitability in the bakery shop business," added Kern.

Kamps is reviewing the strategic options for the cake business with the Dan Cake brand. Despite its strong market position, this business is not achieving the desired margin. "Options include possible joint-ventures with strong partners in the same segment or a sale of the whole division," commented Matthias Zachert.